UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-38992

Afya Limited

(Exact name of registrant as specified in its charter)

Rua Paraíba, No. 330, 17th Floor

Bairro Funcionários, Belo Horizonte, Minas Gerais

Brazil, 30130-917

+55 (31) 3515 7550

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Afya Limited

By:	/s/ Virgilio Deloy Capobianco Gibbon
	Name:	Virgilio Deloy Capobianco Gibbon
	Title:	Chief Executive Officer

Date: October 22, 2025

TABLE OF CONTENTS

EXHIBIT
99.1	Repurchase of the Series A Perpetual Convertible Preferred Shares and Repayment of Afya Participações S.A. Debentures.